Exhibit 3.1

AMENDMENT TO THE AMENDED AND RESTATED BYLAWS

APPROVED BY THE BOARD OF DIRECTORS OF

ACTINIUM PHARMACEUTICALS, INC.

EFFECTIVE AS OF MAY 5, 2020

Article XI of the Amended and Restated Bylaws (the “Bylaws”) of Actinium Pharmaceuticals, Inc. (the “Corporation”) is hereby added to the Bylaws, and the following Article XI be, and hereby is, is authorized, approved and adopted in all respects and, as amended, said Article XI shall be deemed to read as follows:

“ARTICLE XI – EXCLUSIVE FORUM

Section 11.1 Exclusive Forum

Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933. Any person or entity purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to this provision.”